RIDER

To be attached to and form part of Investment Company Bond, No. FI 0267036-10

In favor of

It is agreed that:

1.      The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

X	Item 2.	Bond Period: from 12:01 a.m. on	OCTOBER 14, 2010	to 12:01 a.m. on	JUNE 5, 2012
		Standard Time	(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)
	Item 3.	Limit of Liability

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability.  If "Not Covered" is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

	COVERAGES	Limit of Liability	Deductible
I.	Employee	$	$
II.	Premises	$	$
III.	Transit	$	$
IV.	Forgery or Alteration	$	$
V.	Securities	$	$
VI.	Counterfeit Currency	$	$
VII.	Computer Systems Fraudulent Entry	$	$
VIII.	Voice Initiated Transaction	$	$
IX.	Telefacsimile Transfer Fraud	$	$
X.	Uncollectible Items of Deposit	$	$
XI.	Audit Expense	$	$
XII.	Stop Payment	$	$
XIII.	Unauthorized Signatures	$	$

Optional Coverages:
		$	$
		$	$
		$	$

No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company."

2.	This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 10/14/2011 standard time.

AMEND DECLARATIONS PAGE –DISCOVERY RIDER
ITEM 3 NOT TO BE CHANGED MIDTERM WITH THIS RIDER.
ADOPTED MAY 2003

F-6004-0	Page 1 of 1

The Cushing MLP Premier Fund Fidelity Bond Resolutions:

WHEREAS, the Fund is currently insured against loss arising from larceny or embezzlement under a single insured fidelity bond offered through June 5, 2012 insuring the Fund in the amount of $100,000 (the “Fidelity Bond”);

WHEREAS, the Board of Trustees has considered the adequacy and reasonableness of the Fidelity Bond with due consideration to (i) the amount and type of coverage provided by the Fidelity Bond, (ii) the aggregate value of the assets of the Fund to which any person covered by the Fidelity Bond may have access, (iii) the types and terms of the arrangements made by the Fund for the custody and safekeeping of its assets, (iv) the nature of the securities in the Fund’s portfolio, (v) the nature and method of conducting the Fund’s operations, and (vi) the accounting procedures and controls of the Fund and has determined that the form of the single insured fidelity bond is reasonable;

WHEREAS, the Board of Trustees has considered the adequacy of the fidelity bond coverage in the amount of $100,000 in light of the requirements of Section 17(g) of, and Rule 17g-1 under, the Investment Company Act of 1940 (the “1940 Act”) and has determined that the form of coverage is reasonable; now, therefore, be it

RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, hereby approves the Fidelity Bond for renewal extended until June 5, 2012 and the premium therefore in the amount of $823; and further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Fund is hereby designated as the officer of the Fund who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g); and further

RESOLVED, that the officers of the Fund be, and they hereby are, authorized and directed at all times to take all actions necessary, including adjusting or increasing the coverage of the Fund under the Fidelity Bond, to assure compliance with these resolutions and Rule 17g-1.

Premium Statement:

The premium of $823 for the fidelity bond of the Cushing MLP Premier Fund has been paid for the period of October 14, 2011 to June 5, 2012.